EXHIBIT 10.137.1

FIRST AMENDMENT TO FORBEARANCE AGREEMENT

This First Amendment To Forbearance Agreement ("Amendment") is entered into as of this 30th day of January 2004, at Cupertino, California, between the following parties: PACIFIC BUSINESS FUNDING, a division of CUPERTINO NATIONAL BANK ("PBF"), and SOUTHWALL TECHNOLOGIES INC., a Delaware corporation ("STI").

RECITALS

A.   On December 18, 2003, PBF and STI entered into a certain written Forbearance Agreement (hereinafter "Forbearance Agreement") with respect to certain extensions of credit described therein.   Among other things, the Forbearance Agreement described and was conditioned upon the occurrence of certain events set forth in a written Investment Agreement entered into by STI with Needham & Company and other parties. Said Investment Agreement is referred to in the Forbearance Agreement as the "Investment Agreement."

B.   STI has requested that PBF amend the Forbearance Agreement to extend the time for STI to close and receive all funds to be paid to STI pursuant to the "Initial Equity" investment described in the Investment Agreement.

C.   The purpose of this Amendment is to amend the Forbearance Agreement as PBF deems appropriate in connection with STI's request.

NOW THEREFORE, IN CONSIDERATION of the foregoing Recitals and the terms and conditions and agreements contained herein, the parties hereby agree as follows:

AGREEMENT

1.   Definitions. Capitalized terms not otherwise defined in this Amendment shall have the meanings set forth in the Forbearance Agreement and the Factoring Documents.

2.   Acknowledgment. STI acknowledges the truth and accuracy of each of the facts and legal relations contained in the Recitals to this Amendment.

3.   Amendment To Forbearance Agreement. The Forbearance Agreement is hereby amended as follows:

Section 5.4 of the Forbearance Agreement is deleted and replaced with the following:

"5.4   STI shall, on or before February 14, 2004, have closed and received all funds to be paid to STI pursuant to the "Initial Equity" investment described in Article II of the Investment Agreement,"

4.   Consideration For Amendment. For and in consideration of PBF's agreement set forth herein, upon execution of this Amendment, STI shall deliver to PBF a warrant in a form acceptable to PBF for a term of five years for 35,000 shares of STI's common stock with an exercise price of $0.01 per share, such warrant to be in a form acceptable to PBF but substantially similar to the first warrant to be issued to Needham & Company pursuant to the Investment Agreement.

5.   Terms And Conditions Of Forbearance Agreement. Except as expressly amended in section 3 above, all terms and conditions in the Forbearance Agreement and the Factoring Documents, as the same were expressly amended in the Forbearance Agreement, remain in full force and effect as set forth therein.

6.   Warranty and Release. In connection with this Amendment, STI hereby agrees as follows:

6.1   STI warrants and represents that to the extent STI makes any payments hereunder or the under the Forbearance Agreement or Factoring Documents, at the time of each such payment, STI is fully authorized to make such payment.

6.2   STI warrants and represents to PBF that to the best of its knowledge or information, it has and has had no claims, causes of action, demands, costs, losses or actions of any nature against PBF, whether the same have been or might have been asserted as a claim, cross-claim, counter-claim or cause of action in any tribunal.

6.3   For and in consideration of PBF's agreement set forth herein, STI hereby releases and forever discharges PBF, its affiliates, and their respective officers, directors, employees, shareholders, attorneys, agents and representatives, individually and collectively, from any and all matters arising out of the business relationships which have existed to the date hereof between PBF and STI, including any and all past, present or future claims, actions, causes of action, obligations, costs or demands, known or unknown, whether or not any such claim, action, cause of action, obligation, cost, lost or demand has been, or might have been, asserted as a claim, cross-claim, counter-claim or cause of action in any tribunal.

6.4   STI warrants and represents that it has not assigned or transferred or purported to assign or transfer to any other person or entity any claim or matter released herein and that no other person has any interest therein of any nature. In the event that STI shall have assigned or transferred, or purported to assign or transfer, or any other person shall claim an interest in any claim or other matter herein released, then the releasing party or parties shall indemnify PBF and hold it harmless from and against any and all losses, costs, claims or expenses, including but not limited to all costs related to the defense of any action, including reasonable attorneys' fees, based upon or arising out of or incurred as a result of any such claim, assignment or transfer.

6.5   STI understands and acknowledges that if any claims or other matters herein released existed, such would be disputed by PBF. No action taken by the parties to this Amendment, or any of them, either previously or in connection with this Amendment shall be deemed or construed to be (a) an admission to the truth or falsity of any claims made; or (b) an

- 2 -

acknowledgment or admission by PBF of any fault or liability whatsoever to any other party or to any third party.

6.6   STI hereby relinquishes and waives all rights conferred upon it by the provisions of Section 1542 of the California Civil Code (or any like provision of federal or state law), which reads as follows:

> A General Release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

STI hereby acknowledges that it is aware that it or its attorneys might hereafter discover facts different from or in addition to those which it or its attorneys now know or believe to be true with respect to any of the matters herein released, including that no such claims presently exist, and STI agrees that this instrument shall remain in effect as a full and complete release notwithstanding any such different or additional facts.

7.   No Waiver of Default. By entering into this Amendment, PBF waives none of the Defaults or any other default under the Factoring Documents nor its right to collect all obligations currently owing under either the Factoring Documents.

8.   Governing Law. This Amendment shall be interpreted and governed by California law without giving effect to principles of conflicts of law, and the parties agree that the venue for any lawsuit relating to this Amendment, the Forbearance Agreement or the Factoring Documents shall be the State or Federal courts situated in the County of Santa Clara, California. THE PARTIES ACKNOWLEDGE AND AGREE THAT IN ANY SUCH LAWSUIT, THEY EACH WAIVE THE RIGHT TO TRIAL BY JURY AND THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO THE OTHER PARTY TO ENTER INTO THIS AMENDMENT.

9.   Successors. The parties hereto expressly agree and covenant that this Amendment shall inure to the benefit of and be binding upon their respective representatives, successors, trustees and assigns. With the exception of the foregoing, this Amendment is not for the benefit of any other parties apart from PBF and STI.

10.   Entire Agreement. This Amendment contains the entire agreement between the parties pertaining to the subject matter herein, and supersedes any and all prior and/or contemporaneous oral or written negotiations, agreements, representations, and understandings, with respect to such subject matter.

[The remainder of this page intentionally left blank]

11.   Execution in Counterparts. This Amendment may be executed in an original or one or more counterparts, each of which shall constitute a duplicate original.

IN WITNESS WHEREOF, this First Amendment to Forbearance Agreement has been executed as of the date first above written.

PACIFIC BUSINESS FUNDING,
a division of CUPERTINO NATIONAL BANK

By: _____
Its: _____

SOUTHWALL TECHNOLOGIES INC.,
a Delaware corporation

By: _____
Its: Vice President, Corporate Controller